Advance Capital I, Inc.
One Towne Square, Suite 444
Southfield, MI 48076

September 11, 2008

VIA EDGAR

Mr. Kevin Rupert
U.S. Securities and Exchange Commission
100 F Street, NE.
Washington, DC 20549

     Re:  Advance Capital I, Inc. Funds, File No. 811-05127
          -------------------------------------------------

Dear Mr. Rupert:

      This letter responds to your telephone comments received by our legal counsel, Paul Rentenbach, on Thursday, August 28, 2008, regarding the financial disclosures contained in the annual report of Advance Capital I, Inc. Funds (the "Funds"), which was filed with the Commission on Form N-CSR on March 5, 2008. We have organized the comments you presented and our responses to such comments in the order in which they were delivered.

Comment 1:
  The Form N-CSR's filed by Advance Capital I, Inc. for the past several half years have not included the cover page of the form. The cover page is required.

Response 1:
  The omission of the cover page in our past several filings was an oversight. The cover page was included in our Form N-CSR filed on September 4, 2008, and will be properly included in future Form N-CSR filings.

Comment 2:
  In the Financial Highlights tables beginning on page 10, the turnover rate should be shown only in full percentage points, not to any fractions of a point (i.e., 32.93% should be shown as 33%).

Response 2:
  The turnover rate will be shown in full percentage points in future financial statements.

Comment 3:
  The footnote on page 25 using the symbol "^^" is confusing. (Note: the Edgar version of this filing uses "^^" and the printed version uses just one "^"). First of all, there are no securities on that page that are marked with the "^^". Secondly, the footnote says that for the Balanced Fund the total value of the Fund's securities on loan is $3,083,778. Previously, on page 22, you state that the total value of the Balanced Fund's securities on loan is $74,139,994. Which is correct?

Response 3:
  To address the first item, the symbol "^^" found on page 25 in Form N-CSR was an oversight and should have displayed the symbol "^". The printed version of the annual report uses the correct symbol "^" in the footnote. For the second item, the footnote on page 25 that states "the total value of the Fund's securities on loan is $3,038,778" refers to the fixed income securities in the Balanced Fund. Likewise, the footnote on page 22 that states "the total value of the Fund's securities on loan is $74,139,994" refers to the common stock securities in the Balanced Fund. In the next applicable filing we will clarify which of the Fund's securities each footnote refers to.

Comment 4:
  When was the liquidation of Cornerstone Fund completed? Were there any shareholders of Cornerstone at 12/31/2007?

Response 4:
  The liquidation of the Cornerstone Stock Fund was completed on March 29, 2007. There were no shareholders in the Cornerstone Stock Fund at 12/31/07.

Comment 5:
  Note 3 to the financials describes the investment of the cash collateral received from the lending of securities. You say there that the collateral was "pooled and invested in the following:" and then list a bunch of investments. Do the Funds have an exemptive order under Section 17 of the 1940 Act to permit this kind of "joint transaction?"

Response 5:
  The footnote referring to the cash collateral as "pooled" will be omitted in the future. The cash collateral received in connection with securities lending is invested in a Credit Suisse Separately Managed Account owned proportionately by each of the funds. This separately managed account is comprised of the securities listed in the footnote.

Comment 6:
  The Fund's website is out of date. There is no current prospectus on it. How do we know that investors are receiving (have received) a current prospectus before they invest?

Response 6:
  Advance Capital's website has been updated and now displays the current financial reports and prospectus. We provide a prospectus to all new clients in paper form prior to their initial investment into any Advance Capital I, Inc. fund.

Comment 7:
  The chart on the website under the "Mutual Funds" button/link must make it clear what is being shown. It appears to be a daily NAV report for each fund, but we need to say that and make sure it is updated daily.

Response 7:
  The chart description on our website has been updated to make it clear what is being displayed. The description now states:

   "DAILY NET ASSET VALUE ('NAV') OF EACH FUND, UPDATED EACH
    BUSINESS DAY THAT THE NEW YORK STOCK EXCHANGE ('NYSE') IS OPEN, AFTER THE CLOSE OF TRADING (GENERALLY 4PM EST). THE NAV IS NOT CALCULATED ON DAYS WHEN THE NYSE IS CLOSED."

Comment 8:
  The August 2007 "sticker" filed under Rule 497 to describe the changes in management fees that were approved at the annual meeting did not include a revised "Annual Fund Operating Expenses" table or a revised "Example" table showing the 1-year, 3-year, 5-year and 10-year costs. Is this a material omission from the revised Prospectus and if it was should we make a rescission offer to everyone who bought shares from August 4, 2007 until April 30, 2008, when the correct tables were put into the prospectus?

Response 8:
  We view this as not a material omission from the revised prospectus. We knew that the management fees approved at the Annual Meeting would marginally increase the annual operating expenses for two of the funds. We decided that a restatement of the Annual Fund Operating Expenses table or the Example table showing 1-year, 3-year, 5-year and 10-year costs would add more confusion to the stickered prospectus than change any of the data in a meaningful fashion. We wanted to highlight the change in management fees and not get prospective investors lost in the tables that only show an immaterial change in expenses for two funds. At the time of the approval we did not know for sure whether the change in expense ratios would be 1 or 2 basis points, which easily might have been offset by a 1 basis point reduction in other operating expenses for the year.

In making this response, the fund acknowledges that:

 * the Funds are responsible for the adequacy and accuracy of the disclosure in filings;

 * Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

 * the Funds may not assert staff comments with respect to the Financial Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



If you have any further questions, please do not hesitate to contact me at
(800) 345-4783.


                                    Very truly yours,


                                    /S/ Julie A. Katynski
                                    Julie A. Katynski, Vice President




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